Exhibit 99.4

PRESS RELEASE

For immediate release

NMG Provides a Quarterly Update on the Advancement of its Phase-2 North American Graphite Production

+	Multi-year offtake agreements and term sheet arrangements, including take-or-pay provisions, with tier-1 commercial partners to supply and market NMG’s Phase-2 future production to strategic industries in North America, Europe and allied countries, providing market diversification and reducing project risks.

+	Matawinie Mine project financing process progressing well with due diligence exercises nearing completion and long-form term sheet negotiations ongoing ahead of respective lenders’ credit committees.

+	Progress on Phase-2 Matawinie Mine procurement through finalization of supply agreements for equipment packages, negotiation of contracts with key suppliers, and the launch of tenders for the construction phase.

+	Segregated and updated Feasibility Study results covering the Phase-2 Matawinie Mine in light of NMG’s new commercial plans potentially covering almost 100% of the future production.

+	Advancement in engineering, technological development, and project optimizations for an initial capacity of the Phase-2 Bécancour Battery Material Plant.

+	Recruitment of Arnaud Quatannens as Senior Director of Engineering, Battery Materials Plant to support the technical development of NMG’s processing activities.

+	Twelve-month rolling total recordable injury frequency rate (“TRIFR”) of 3.77 at the Company’s facilities (severity rate at 1.88) and 0 for contractors onsite; and no major environmental incidents.

+	Period-end cash position of $61.7 million.

MONTRÉAL, CANADA, November 12, 2025 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) provides an update on its project development, commercialization and financing advancements in view of reaching a final investment decision (“FID”) for its natural graphite production destined to North American, European and G7-allied markets. With potentially 100% of the future Phase-2 Matawinie Mine flake graphite production reserved, the Company is progressing its project development through engineering, procurement, and financing activities.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “Thanks to our commercial partnerships we are tapping into industrial know-how, developed supply chain footprints, and strong diplomatic ties to broaden market access for the flake graphite from our Matawinie Mine. Our team is now actively engaged with lenders, strategic investors, and customers to line up financing efforts and term negotiations in view of FID.”

Renewed Commercial Strategy

Through recently announced offtake agreements and term sheet arrangements, NMG has expanded its commercial approach to serve growth industries in the Western World, including the energy, defense, technology, and manufacturing sectors. This multimarket diversification provides NMG with the opportunity to maximize high-margin products in the Company’s portfolio and establish itself within North American, European and allied countries’ strategic supply chains.

NMG and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752) have revised their commercial agreement (the “2025 Panasonic Energy Binding Offtake Agreement”) with the objective of advancing the production of 13,000 tonnes per annum (“tpa”) of active anode material via NMG’s Phase-2 integrated value chain. Approximately 25,000 tpa of graphite concentrate is being reserved from the future Phase-2 Matawinie Mine production to execute this Panasonic Energy volume. The 2025 Panasonic Energy Binding Offtake Agreement contains conditions precedent and qualification requirements of the product and the commercial operations.

NMG has signed a binding term sheet with the Government of Canada for a seven-year offtake of 30,000 tpa of graphite concentrate reserved for Canada and allied countries and entities for strategic applications and commercialization in domestic markets. Through this commitment, the Government of Canada is set to secure 15,000 tpa of graphite concentrate on a take-or-pay basis at a fixed North American market price and reserves 15,000 tpa for allied countries or entities, for NMG to formalize via offtake agreement(s) on similar terms. The term sheet offtake framework is conditional upon the Government of Canada receiving necessary approvals and completing its appropriation process, the parties executing definitive agreements including entering into at least one additional commitment from an allied countries or entities on substantially the same terms as the term sheet to purchase the reserved 15,000 tpa. A marketing term sheet in relation to the Government of Canada’s committed volume allows NMG to market their volume and includes a 50-50 profit split above the agreed upon fixed price net of any losses that the Government of Canada may have incurred and any marketing fees paid to NMG.

The Honourable Tim Hodgson, Canada’s Minister of Energy and Natural Resources, and Eric Desaulniers, NMG’s Founder, President, and CEO, executed binding supply and marketing term sheets establishing a multiyear framework for an aggregate of 30,000 tpa of graphite concentrate from the Phase-2 Matawinie Mine, including a 15,000 tpa take-or-pay commitment by the Government of Canada, with the balance to be secured from allied countries and entities.

NMG and Traxys North America LLC (“Traxys”) have updated their commercial and marketing agreement (“2025 Traxys Binding Offtake and Marketing Agreement”) to secure up to 20,000 tpa of graphite concentrate offtake from the Phase-2 Matawinie Mine for the refractory market in North America and Europe, which is subject to Traxys’ Board approval. With an initial seven-year term, the agreement includes sales pricing based on market indices with 10,000 tpa of firm take-or-pay volume.

NMG is in active negotiations with an established anode manufacturer (the “Manufacturer”) to secure up to 30,000 tpa of graphite concentrate from the Phase-2 Matawinie Mine over an initial six-year period. The take-or-pay portion of this volume, expected to represent approximately 15,000 tpa with sales pricing based on market indices with a floor price, is intended to serve as feedstock for active anode material production to potentially support General Motors Holdings LLC (“GM”), a wholly owned subsidiary of General Motors Co. (NYSE: GM), and other customers.

There can be no assurance that NMG will be able to conclude the definitive agreements with the Government of Canada and/or allied countries and entities, and/or with the Manufacturer, that the Manufacturer and GM will be able to conclude a definitive agreement, or that NMG will be able to meet the conditions precedent of the 2025 Panasonic Energy Binding Offtake Agreement, the definitive agreements once executed or the conditions precedent of any or all of the offtake and marketing agreements mentioned above.

Project Development and Path to FID

NMG continues to advance its Phase-2 Matawinie Mine and Phase-2 Bécancour Battery Material Plant via samples production and process optimization at its Phase-1 and third-party facilities, engineering, and construction preparation.

During the period, NMG completed the construction of key environmental infrastructure at the demonstration mining site and initiated new ore extraction campaigns to produce additional flake concentrate volumes at the Phase-1 Demonstration Plant. These volumes will enable supplementary product sampling and qualification for battery and strategic market segments.

Procurement progresses for the Phase-2 Matawinie Mine through technical reviews and finalization of supply agreements for important equipment packages, alongside the negotiation of contracts with key suppliers, and the launch of civil, concrete, and steel tenders for the construction phase.

In parallel, NMG is assessing the commercial and technical feasibility of an initial capacity in the Phase-2 Bécancour Battery Material Plant, with a view to efficiently fulfilling its committed volumes for Panasonic Energy.

The project financing process has significantly advanced in recent months. The due diligence processes are well advanced, supported by specialized advisory firms, which are proceeding concurrently to assess the corporate, technical, market, and ESG components of NMG’s planned Phase-2 operations and to guide financial stakeholders’ risk assessment. The due diligence outcomes will feed into the structuring of legal documentation and a project debt package ahead of investment committee reviews. This workstream will be finalized upon having signed definitive agreements with offtakers. Negotiations on a long-form term sheet are ongoing ahead of the lenders’ respective investment committees to seek credit approval in the coming months. In light of its renewed commercial strategy, NMG intends to confirm the support of its strategic investors and targeted lenders toward the project financing, either for a combined FID encompassing the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant, or for a sequenced FID starting with the Phase-2 Matawinie Mine followed by the Phase-2 Bécancour Battery Material Plant.

Matawinie Mine Feasibility Study Results

Considering the contemplated potential sequenced FID, NMG tasked BBA Inc. and various specialized consultants with the preparation of a segregated and updated feasibility study for the Phase-2 Matawinie Mine (“NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”) in accordance with National Instrument 43-101 (“NI 43-101”).

With a project globally unchanged, the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine refined some financial parameters to reflect the commercial agreements and latest CAPEX projections in line with ongoing procurement activities. Results continue to demonstrate technical and economic viability of the Phase-2 Matawinie Mine.

Table 1: Operational and Economic Highlights of the Matawinie Mine

Parameters
OPERATIONAL	Life of Mine (“LOM”)	25 years
	Nominal annual processing rate	2.56 M tonnes
	Stripping ratio (LOM)	1.16:1
	Average grade (LOM)	4.23% Graphitic Carbon (“C(g)”)
	Average mill recovery	93%
	Nominal annual graphite concentrate production	105,882 tonnes
	Finished product purity	97.5%C(t)
ECONOMIC	CAPEX	US$421M
	Annual OPEX	US$44M
	OPEX cost per tonne of graphite concentrate	US$419/tonne
	Pre-tax NPV (8% discount rate)	US$379M
	After-tax NPV (8% discount rate)	US$238M
	Pre-tax IRR	17.3%
	After-tax IRR	15.8%
	Pre-tax payback	5.7 years
	After-tax payback	5.3 years

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

The after-tax IRR includes favorable impact of eligible tax credits, such as the Canadian Clean Technology Manufacturing Investment Tax Credit tax measures, provincial tax holidays for large investment projects and other available incentives.

Table 2: Current Pit-Constrained Mineral Resource Estimate for the West Zone

	Current Resources (November 12, 2025)[5,6,7]
Mineral Resources Category[1,2]	Tonnage (Mt)	C(g) Grade (%)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
5	Current Resources effective November 12, 2025.
6	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
7	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

Table 3: Mineral Reserve Estimate for the West Zone

Category	Tonnage (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
2	The effective date of the estimate is November 12, 2025.
3	Mineral Reserves were estimated using a graphite concentrate selling price of US$1,334/t, and consider a 2% royalty, and selling costs of US$34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
4	A metallurgical recovery of 93% was used.
5	A cut-off grade of 2.20% C(g) was used.
6	The strip ratio for the open pit is 1.16 to 1.
7	The Mineral Reserves are inclusive of mining dilution and ore loss.
8	The reference point for the Mineral Reserves is the primary crusher.
9	Totals may not add due to rounding.

There is no certainty that the economic forecasts on which the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. Following an analysis of the major risks to the project, a P50 management risk reserve of $21M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are 1) construction productivity differing from baseline estimate; 2) longer-than-expected specialized equipment delivery times; and 3) contractor bids differing from the budget.

A sensitivity analysis reveals that the viability of the Phase-2 Matawinie Mine will not be significantly vulnerable to variations in capital and operating costs within the margins of error associated with the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine estimates. However, the viability of the Phase-2 Matawinie Mine remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices.

The 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine will be filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on the Company's website at www.NMG.com within 45 days of this press release. Readers are encouraged to read the Study in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this press release. The Study is intended to be read as a whole, and sections should not be read or relied upon out of context.

Market Perspectives

FOB China prices for natural graphite and active anode materials have slightly lowered (Benchmark Mineral Intelligence, October 2025) during the period due to weak demand from refractory and battery sectors having sufficient inventory for current production. Preliminary duties imposed by the U.S. Department of Commerce on Chinese graphite imports have added meaningful extra costs for battery manufacturers, reinforcing the push for a North American supply chain decoupling.

The EV market segment reached a record monthly high at the end of the period, with 2.1 million units sold worldwide in September 2025 (RhoMotion, October 2025). Global year-to-date growth accounts for +26%, with the U.S. sitting at +18%, China at +24%, and Europe rising to +32% while emerging economies such as Vietnam, Thailand and Brazil see very rapid growth (BloombergNEF, August 2025). The looming end of EV incentives and competitive model offerings continue to stimulate sales despite some policy changes. Analysts forecast that one in four new passenger cars sold globally in 2025 will be electric, while internal combustion engine sales are declining rapidly (BloombergNEF, August 2025).

Global energy storage installations are poised to reach another record high in 2025 – rising 23% year over year – with China and the United States leading growth despite recent policy and trade challenges (BloombergNEF, October 2025). Strong expansion is also expected in Germany, the UK, Australia, Canada, Saudi Arabia, and across Sub-Saharan Africa, supported by favorable policies, utility procurement, and evolving power market dynamics. Overall, global annual storage deployments are projected to rise, setting a new all-time high.

The global pipeline of battery production continues its gradual scale up with over 9,500 GWh planned by 2030 (Benchmark, October 2025).

With current trade and geopolitical dynamics, jurisdictions are seeking to secure access to critical minerals and refining capacities (International Energy Agency, September 2025).

»	G7 member countries adopted a Critical Minerals Action Plan aimed at strengthening and diversifying global supply chains for critical minerals, promoting transparent, rule-based markets, attracting new investment, and lessening non-competitive practices. Via its agreement with NMG, the Government of Canada intends to secure graphite for its domestic markets and stockpiling objectives, plus support allied nations and entities in building resilient and reliable supply chains.

»	Canada and Germany signed a joint declaration to deepen cooperation in critical mineral supply chains with commitments to investments.

»	The U.S. agreed to framework agreements with Australia, Japan, Thailand and Malaysia for securing supply in the mining and processing of critical minerals.

»	Canada is deploying a $5 billion “Buy Canada” initiative to invest in resilient supply chains and position the country as a trusted global partner in advanced manufacturing and critical resources.

»	The 2025 federal budget provides for $2 billion over five years to create the Critical Minerals Sovereign Fund, plus resources for the Major Projects Office to fast-track critical minerals extraction; envelopes targeting the development of innovative critical minerals processing technologies; and $25 billion by 2030 to expand Canada’s exports and trade development activities in sectors of strategic importance for Canada, including in critical minerals, energy, clean technology, infrastructure, and defense.

»	China has announced, then temporarily paused new restrictions on the export of batteries, cathode and anode materials, rare earths and specialized equipment, raising instability and unreliability in the supply chain.

Corporate

The Company recruited Arnaud Quatannens to the position of Senior Director of Engineering, Battery Materials Plant. With over 20 years of international experience across the aluminum, aerospace, and battery industries, Mr. Quatannens has led complex engineering to large-scale operations. He joins NMG with a deep understanding of customer needs and market expectations in the battery sector to help scale industrial processes and bring the Phase-2 Bécancour Battery Material Plant to commercial operations.

For the twelve-month rolling period ended September 30, 2025, NMG reported a total recordable injury frequency rate of 3.77 and severity rate of 1.88 at the Company’s facilities, and 0 at contractors’ worksites. There were no environmental incidents during this period.

At the end of the period, the Company had a cash position of $61.7 million.

Scientific and technical information presented in this press release was reviewed and approved by Jean L’Heureux, P.Eng. (BBA), Yann Camus, P.Eng. (SGS Geological Services) and Jeffrey Cassoff, P.Eng. (BBA), Qualified Persons as defined under NI 43-101.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Company’s ability to conclude definitive agreements with the Government of Canada, allied countries or other entities, the Manufacturer, and other offtakers, Traxys’ ability to obtain the approval of the 2025 Traxys Binding Offtake and Marketing Agreement, the ability to secure its project financing and to secure a positive combined or sequenced FID for the Phase-2 Matawinie Mine and or the Phase-2 Bécancour Battery Material Plant (including the initial capacity for the Phase-2 Bécancour Battery Material Plant to aligned with committed volumes), the commercial and technical feasibility of an initial reduction in the Phase-2 Bécancour Battery Material Plant production capacity, the ability of the Corporation to meet the conditions precedent of the definitive agreements once executed with the Government of Canada, the Manufacturer, and other offtakers by the dates to be specified in those agreement or the conditions precedent of the 2025 Panasonic Energy Binding Offtake Agreement by the dates specified in the agreements, the conclusion of a binding agreement between GM and the Manufacturer and the commercialization of the remainder of the volume by NMG and the Manufacturer to a list of lithium-ion battery customers, the ability to complete the long-form term sheet and the results of the negotiations with the Company’s lender, the development a fully integrated ore-to-battery-material source of graphite-based active anode material in the Province of Québec, including the possibility of sequencing the financing in stages, the ability to explore and secure various financing and commercial scenarios to lessen risk exposure and facilitate its market entry, the completion of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant, the results of the NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Corporation are or involve forward looking-statements, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant, the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.